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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SOVEREIGN BANCORP, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

845905108

(CUSIP Number)

Gonzalo de las Heras
Banco Santander Central Hispano, S.A.
c/o Banco Santander Central Hispano, S.A., New York Branch
45 East 53rd Street
New York, NY 10022
(212) 350-3500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 845905108
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Banco Santander Central Hispano, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,705,123
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 94,564,823
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,564,823
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

     This Schedule 13D/A constitutes the first amendment to the Schedule 13D originally filed by Banco Santander Central Hispano, S.A., a Spanish sociedad anonima (“Santander”), with the Securities and Exchange Commission on June 9, 2006 (the “Statement”) with respect to shares of the common stock, no par value per share (the “Shares”), of Sovereign Bancorp, Inc., a Pennsylvania corporation (the “Issuer”). Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Statement.

   Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of this Statement is hereby amended and restated as follows:

     Pursuant to the Investment Agreement, dated as of October 24, 2005, between Santander and the Issuer attached hereto as Exhibit 1, as amended by the Amendment to Investment Agreement, dated as of November 22, 2005, and attached hereto as Exhibit 3 and by the Second Amendment to Investment Agreement, dated as of May 31, 2006, and attached hereto as Exhibit 4 (as so amended, the “Investment Agreement”), Santander purchased 88,705,123 Shares from the Issuer on May 31, 2006, constituting 19.8% of the outstanding Shares on such date after giving effect to such purchase. The purchase price per share was $27, for an aggregate purchase price of approximately $2.395 billion.

     Following such purchase, Santander has purchased an additional 5,859,700 Shares in the open market for an aggregate purchase price of approximately $125.42 million, as more fully described in Schedule B hereto.

     All such purchases were funded through internally generated funds.

  Item 5. Interest in Securities of the Issuer.

     Item 5 of this Statement is hereby amended and restated as follows:

     (a) Santander beneficially owns 94,564,823 Shares, which represent 21.11% of the outstanding Shares of the Issuer. This amount does not include any Shares borrowed or lent in the ordinary course of business by Santander’s UK affiliate in connection with its financing of S&P 500 equity baskets, of which Santander disclaims beneficial ownership. Except as set forth in this Item 5(a), none of Santander, and, to its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

     (b) Santander has sole power to vote and to dispose of 88,705,123 Shares. Santander does not have the power to vote any Shares it purchases in excess of 19.99% of the outstanding Shares of the Issuer until the conditions to the release of the Shares deposited with the trustee are met under the terms of the Voting Trust Agreement, as more fully described in Item 6 below. Because 5,859,700 Shares have been deposited with the trustee, Santander does not currently have the power to vote such Shares, but does have sole power to dispose of such Shares. The trustee must vote such 5,859,700 Shares in the same proportion as the Shares held by the Issuer’s shareholders other than Santander and its affiliates are voted.

     (c) No transactions in the Shares have been effected during the past sixty days other than as described in Items 3 and 5 and Schedule B hereto.

     (d) To the knowledge of Santander, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such 94,564,823 Shares, except that the trustee under the Voting Trust Agreement will receive on behalf of Santander any dividends consisting of voting securities on the 5,859,700 Shares deposited with the trustee.

     (e) Inapplicable.

   Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Investment Agreement, dated as of October 24, 2005, between Santander and the Issuer (incorporated by reference to the Statement as filed on June 9, 2006)

     Exhibit 2: Registration Rights Agreement, dated as of October 24, 2005, between Santander and the Issuer (incorporated by reference to the Statement as filed on June 9, 2006)

     Exhibit 3: Amendment to Investment Agreement, dated as of November 22, 2005, between Santander and the Issuer (incorporated by reference to the Statement as filed on June 9, 2006)

     Exhibit 4: Second Amendment to Investment Agreement, dated as of May 31, 2006, between Santander and the Issuer (incorporated by reference to the Statement as filed on June 9, 2006)

     Exhibit 5: Voting Trust Agreement, dated as of May 31, 2006, by and among Santander, the Issuer and The Bank of New York (incorporated by reference to the Statement as filed on June 9, 2006)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2006

Date

/s/ Gonzalo de las Heras

Signature

Gonzalo de las Heras - Director General

(Name/Title)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SANTANDER

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Santander are set forth below. If no business address is given the director’s or officer’s business address is the address specified in Item 2 as the principal business address of Santander. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Santander. All of the directors and officers are citizens of Spain except for Assicurazioni Generali, S.p.A. (Italy), Lord Burns (United Kingdom), Antonio H. Osorio (Portugal) and Mr. Adolfo Lagos (Mexico).

Names and Business Addresses of Executive	Present Principal Occupation and Name of Employer
Officers and Directors
Directors

Emilio Botín	Chairman of the Board of Directors and of the Executive
Committee
Fernando de Asúa	First Vice Chairman
Alfredo Sáenz	Second Vice Chairman of the Board of Directors and Chief
Executive Officer
Matías R. Inciarte	Third Vice Chairman of the Board of Directors and Chairman
of the Risk Committee
Manuel Soto	Fourth Vice Chairman
Assicurazioni Generali, S.p.A. (*)	Not applicable (1)
Antonio Basagoiti	Director
Ana P. Botín (*)	Chairwoman, Banco Español de Crédito, S.A.
Javier Botín (*)	Executive Director, M&B Capital Advisers, Sociedad de
Valores, S.A.
Lord Burns (*)	Chairman, Abbey National plc
Guillermo de la Dehesa (*)	Chairman, AVIVA Vida y Pensiones, S.A.
Rodrigo Echenique	Director
Antonio Escámez	Director
Francisco Luzón	Director, Executive Vice President, America
Abel Matutes (*)	Chairman, Grupo de Empresas Matutes
Mutua Madrileña Automovilista (*)	Not applicable (1)
Luis Ángel Rojo	Director
Luis Alberto Salazar-Simpson	Director

Executive Officers excluding Directors

José A. Alvarez	Executive Vice President, Financial Management
David Arce	Executive Vice President, Internal Auditing
Ignacio Benjumea	Executive Vice President, General Secretariat and of the Board
Teodoro Bragado	Executive Vice President, Risk
Juan Manuel Cendoya	Executive Vice President, Communication and Research
José María Espí	Executive Vice President, Risk
Enrique G. Candelas	Executive Vice President, Retail Banking
Francisco G. Roldán (*)	Chief Executive Officer, Abbey
Joan-David Grimà	Executive Vice President, Asset Management and Insurance
Juan Guitard	Executive Vice President, General Secretariat and of the Board
Gonzalo de las Heras (*)	Executive Vice President, Global Wholesale Banking
Antonio H. Osorio (*)	Executive Vice President, Portugal
Adolfo Lagos	Executive Vice President, Global Wholesale Banking
Jorge Maortua	Executive Vice President, Global Wholesale Banking

Pedro Mateache	Executive Vice President, Administration and Human
Resources
Serafín Méndez	Executive Vice President, Resources and Costs
Jorge Morán	Chief Operating Officer, Abbey
Javier Peralta	Executive Vice President, Risk
Marcial Portela	Executive Vice President, America
Juan R. Inciarte	Executive Vice President, Europe and Consumer Lending
José Manuel Tejón	Executive Vice President, Financial Accounting
Jesús Mª Zabalza	Executive Vice President, America

(1) These two Directors of Santander are each insurance companies and thus have no occupation.

The business address of those persons marked with (*) is as follows:

•	Assicurazioni Generali, S.p.A.

Piazza Duca degli Abruzzi, 2
34132 Trieste, Italy

•	Ana P. Botín

Avda. Gran Vía de Hortaleza, 3
28043 Madrid
Spain

•	Javier Botín

Plaza Manuel Gómez Moreno, 2
28020 Madrid
Spain

•	Lord Burns

Waterside House, 35 North Wharf Road
London W2 1NW, England, U.K.

•	Guillermo de la Dehesa

C/ Francisco Silvela, 106
28002 Madrid
Spain

•	Abel Matutes

Avda. Bartolomé Roselló, 18
07800 Ibiza
Spain

•	Mutua Madrileña Automovilista

Paseo de la Castellana, 33
28046 Madrid
Spain

•	Francisco G. Roldán

Abbey National House, 2 Triton Square, Regent’s Place,
London NW1 3AN, England, U.K.

•	Gonzalo de las Heras

45 East 53rd Street
New York, NY 10022

•	Antonio H. Osorio

Rua do Ouro, 88
1100 – 063 Lisbon
Portugal

SCHEDULE B

TRANSACTIONS IN SHARES OF THE ISSUER BY SANTANDER DURING LAST 60 DAYS

     All of the purchases of Shares set forth below were made by Santander Investment Securities Inc. on behalf of Santander.

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share ($)

6/6/2006	6400	Open market	21.76
6/6/2006	2300	Open market	21.77
6/6/2006	1500	Open market	21.78
6/6/2006	8500	Open market	21.79
6/6/2006	8400	Open market	21.80
6/6/2006	4600	Open market	21.81
6/6/2006	8600	Open market	21.82
6/6/2006	11400	Open market	21.83
6/6/2006	3600	Open market	21.84
6/6/2006	4900	Open market	21.85
6/6/2006	1000	Open market	21.86
6/6/2006	5300	Open market	21.87
6/6/2006	2400	Open market	21.88
6/6/2006	18700	Open market	21.89
6/6/2006	33600	Open market	21.90
6/6/2006	9000	Open market	21.91
6/6/2006	2700	Open market	21.92
6/6/2006	5600	Open market	21.93
6/6/2006	9000	Open market	21.94
6/6/2006	11100	Open market	21.95
6/6/2006	2700	Open market	21.96
6/6/2006	200	Open market	21.97
6/6/2006	15500	Open market	22.00
6/7/2006	3100	Open market	22.02
6/7/2006	1400	Open market	22.11
6/7/2006	2700	Open market	22.12
6/7/2006	1800	Open market	22.13
6/7/2006	200	Open market	22.14
6/7/2006	300	Open market	22.17
6/7/2006	100	Open market	22.18
6/7/2006	1600	Open market	22.19
6/7/2006	2100	Open market	22.20
6/7/2006	9100	Open market	22.21
6/7/2006	12100	Open market	22.22

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share ($)

6/7/2006	7300	Open market	22.23
6/7/2006	2300	Open market	22.24
6/7/2006	8000	Open market	22.26
6/7/2006	21100	Open market	22.28
6/7/2006	1500	Open market	22.33
6/7/2006	400	Open market	22.34
6/7/2006	1500	Open market	22.35
6/7/2006	24200	Open market	22.42
6/7/2006	3400	Open market	22.43
6/7/2006	6600	Open market	22.44
6/7/2006	2500	Open market	22.45
6/7/2006	4400	Open market	22.46
6/7/2006	4500	Open market	22.47
6/7/2006	5400	Open market	22.48
6/7/2006	13600	Open market	22.49
6/7/2006	164700	Open market	22.50
6/7/2006	7900	Open market	22.51
6/7/2006	8400	Open market	22.52
6/7/2006	6600	Open market	22.53
6/7/2006	3600	Open market	22.54
6/7/2006	62400	Open market	22.55
6/7/2006	32700	Open market	22.56
6/7/2006	18200	Open market	22.57
6/7/2006	17100	Open market	22.58
6/7/2006	15400	Open market	22.59
6/7/2006	35800	Open market	22.60
6/7/2006	9200	Open market	22.61
6/7/2006	12500	Open market	22.62
6/7/2006	6000	Open market	22.63
6/7/2006	26800	Open market	22.64
6/7/2006	3700	Open market	22.65
6/7/2006	2500	Open market	22.67
6/7/2006	800	Open market	22.69
6/7/2006	24500	Open market	22.71
6/8/2006	1000	Open market	22.25
6/8/2006	53000	Open market	22.30
6/8/2006	3600	Open market	22.32
6/8/2006	900	Open market	22.33
6/8/2006	5400	Open market	22.34
6/8/2006	99600	Open market	22.35
6/8/2006	7200	Open market	22.36

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share ($)

6/8/2006	10400	Open market	22.37
6/8/2006	5600	Open market	22.38
6/8/2006	7900	Open market	22.39
6/8/2006	66900	Open market	22.40
6/8/2006	3100	Open market	22.41
6/8/2006	32400	Open market	22.42
6/8/2006	3400	Open market	22.43
6/8/2006	4600	Open market	22.44
6/8/2006	4900	Open market	22.45
6/8/2006	14900	Open market	22.46
6/8/2006	2700	Open market	22.47
6/8/2006	8000	Open market	22.48
6/8/2006	14700	Open market	22.49
6/8/2006	87900	Open market	22.50
6/8/2006	3000	Open market	22.51
6/8/2006	8100	Open market	22.52
6/8/2006	6600	Open market	22.53
6/8/2006	9300	Open market	22.54
6/8/2006	23000	Open market	22.55
6/8/2006	1900	Open market	22.56
6/8/2006	10000	Open market	22.60
6/9/2006	4500	Open market	22.40
6/9/2006	1100	Open market	22.42
6/9/2006	6000	Open market	22.43
6/9/2006	14000	Open market	22.44
6/9/2006	65000	Open market	22.45
6/9/2006	3400	Open market	22.46
6/9/2006	12700	Open market	22.47
6/9/2006	1200	Open market	22.48
6/9/2006	6600	Open market	22.49
6/9/2006	71600	Open market	22.50
6/9/2006	500	Open market	22.54
6/9/2006	49500	Open market	22.55
6/9/2006	1000	Open market	22.56
6/9/2006	10700	Open market	22.57
6/9/2006	5500	Open market	22.58
6/9/2006	12100	Open market	22.59
6/9/2006	140700	Open market	22.60
6/12/2006	1600	Open market	22.24
6/12/2006	73200	Open market	22.25
6/12/2006	33100	Open market	22.26

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share ($)

6/12/2006	2100	Open market	22.27
6/12/2006	100	Open market	22.28
6/12/2006	8200	Open market	22.29
6/12/2006	19400	Open market	22.30
6/12/2006	2300	Open market	22.32
6/12/2006	3000	Open market	22.33
6/12/2006	10200	Open market	22.34
6/12/2006	35400	Open market	22.35
6/12/2006	3000	Open market	22.36
6/12/2006	33500	Open market	22.37
6/12/2006	6000	Open market	22.38
6/12/2006	8300	Open market	22.39
6/12/2006	33600	Open market	22.40
6/12/2006	3200	Open market	22.43
6/12/2006	2100	Open market	22.44
6/12/2006	5200	Open market	22.45
6/12/2006	1500	Open market	22.46
6/12/2006	4300	Open market	22.47
6/12/2006	12300	Open market	22.48
6/12/2006	4800	Open market	22.49
6/12/2006	43600	Open market	22.50
6/13/2006	5800	Open market	21.02
6/13/2006	500	Open market	21.03
6/13/2006	7700	Open market	21.04
6/13/2006	111000	Open market	21.05
6/13/2006	23800	Open market	21.06
6/13/2006	16400	Open market	21.07
6/13/2006	1800	Open market	21.08
6/13/2006	3700	Open market	21.09
6/13/2006	27400	Open market	21.10
6/13/2006	16200	Open market	21.11
6/13/2006	15200	Open market	21.12
6/13/2006	27300	Open market	21.13
6/13/2006	22400	Open market	21.14
6/13/2006	46900	Open market	21.15
6/13/2006	21400	Open market	21.16
6/13/2006	5900	Open market	21.17
6/13/2006	5900	Open market	21.18
6/13/2006	5500	Open market	21.19
6/13/2006	109100	Open market	21.20
6/13/2006	16700	Open market	21.21

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share ($)

6/13/2006	12600	Open market	21.22
6/13/2006	116500	Open market	21.23
6/13/2006	19000	Open market	21.24
6/13/2006	132100	Open market	21.25
6/13/2006	100	Open market	21.26
6/13/2006	6000	Open market	21.28
6/13/2006	4900	Open market	21.29
6/13/2006	66900	Open market	21.30
6/13/2006	800	Open market	21.31
6/13/2006	1300	Open market	21.32
6/13/2006	3200	Open market	21.33
6/13/2006	5700	Open market	21.35
6/13/2006	2000	Open market	21.36
6/13/2006	4200	Open market	21.37
6/13/2006	2000	Open market	21.38
6/13/2006	200	Open market	21.44
6/13/2006	2900	Open market	21.45
6/13/2006	1600	Open market	21.46
6/13/2006	800	Open market	21.47
6/13/2006	800	Open market	21.49
6/13/2006	2400	Open market	21.50
6/14/2006	115000	Open market	20.63
6/14/2006	600	Open market	20.64
6/14/2006	381900	Open market	20.65
6/14/2006	1700	Open market	20.66
6/14/2006	4300	Open market	20.67
6/14/2006	43500	Open market	20.68
6/14/2006	5600	Open market	20.69
6/14/2006	184800	Open market	20.70
6/14/2006	8100	Open market	20.71
6/14/2006	6500	Open market	20.72
6/14/2006	5100	Open market	20.73
6/14/2006	6200	Open market	20.74
6/14/2006	2200	Open market	20.75
6/14/2006	2000	Open market	20.79
6/14/2006	1000	Open market	20.80
6/14/2006	14500	Open market	20.83
6/14/2006	2000	Open market	20.84
6/14/2006	38500	Open market	20.85
6/14/2006	15200	Open market	20.86
6/14/2006	92400	Open market	20.87

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share ($)

6/14/2006	18700	Open market	20.88
6/14/2006	300	Open market	20.89
6/14/2006	132400	Open market	20.90
6/14/2006	76200	Open market	20.91
6/14/2006	316600	Open market	20.92
6/14/2006	15900	Open market	20.93
6/14/2006	13000	Open market	20.94
6/14/2006	4300	Open market	20.95
6/14/2006	1200	Open market	20.96
6/14/2006	1500	Open market	20.97
6/14/2006	500	Open market	20.98
6/14/2006	100	Open market	20.99
6/14/2006	4600	Open market	21.00
6/14/2006	300	Open market	21.01
6/14/2006	1800	Open market	21.02
6/14/2006	3000	Open market	21.03
6/14/2006	3600	Open market	21.04
6/14/2006	1300	Open market	21.05
6/14/2006	600	Open market	21.06
6/14/2006	3000	Open market	21.07
6/14/2006	6800	Open market	21.08
6/14/2006	8200	Open market	21.09
6/14/2006	20600	Open market	21.10
6/14/2006	15300	Open market	21.11
6/14/2006	3000	Open market	21.12
6/14/2006	1400	Open market	21.13
6/14/2006	1600	Open market	21.14
6/14/2006	11100	Open market	21.15
6/14/2006	1800	Open market	21.16
6/14/2006	200	Open market	21.17
6/15/2006	18000	Open market	20.48
6/15/2006	10000	Open market	20.50
6/15/2006	1400	Open market	20.54
6/15/2006	11300	Open market	20.55
6/15/2006	14000	Open market	20.56
6/15/2006	1000	Open market	20.57
6/15/2006	26200	Open market	20.58
6/15/2006	37600	Open market	20.59
6/15/2006	2700	Open market	20.60
6/15/2006	4300	Open market	20.61
6/15/2006	5000	Open market	20.62

Date of Transaction	Number of Shares Purchased	Nature of Purchase	Price Per Share ($)

6/15/2006	2800	Open market	20.63
6/15/2006	3800	Open market	20.64
6/15/2006	53200	Open market	20.65
6/15/2006	94000	Open market	20.66
6/15/2006	62800	Open market	20.67
6/15/2006	33200	Open market	20.68
6/15/2006	58900	Open market	20.69
6/15/2006	67500	Open market	20.70
6/15/2006	74100	Open market	20.71
6/15/2006	19000	Open market	20.72
6/15/2006	47900	Open market	20.73
6/15/2006	46200	Open market	20.74
6/15/2006	30500	Open market	20.75
6/15/2006	11200	Open market	20.76
6/15/2006	12400	Open market	20.77
6/15/2006	21600	Open market	20.78
6/15/2006	61400	Open market	20.79
6/15/2006	104000	Open market	20.80
6/15/2006	68300	Open market	20.81
6/15/2006	25900	Open market	20.82
6/15/2006	17100	Open market	20.83
6/15/2006	218400	Open market	20.84
6/15/2006	6000	Open market	20.85
6/15/2006	6700	Open market	20.86
6/15/2006	2900	Open market	20.87
6/15/2006	19400	Open market	20.88
6/15/2006	5500	Open market	20.89
6/15/2006	9500	Open market	20.90
6/15/2006	1500	Open market	20.91
6/15/2006	4300	Open market	20.92
6/15/2006	1400	Open market	20.93
6/15/2006	2100	Open market	20.94
6/15/2006	25000	Open market	21.15